Publicly Held Company Corporate Taxpayer ID No. 60.746.948/0001 -12

Summary Voting Map received from the bookkeper for the Special

Shareholders’ Meeting to be held on August 30, 2019, at 10:40 a.m.

Banco Bradesco S.A., pursuant to CVM Instruction No. 481/09, as amended, informs its shareholders, clients and the market in general that it has received on this date the summary voting map (Attachment), regarding the voting instructions, substantiated in remote voting ballots received from the bookkeeper, indicating the total number of approvals, rejections and abstentions for the matter that will be examined, discussed and voted at the Special Shareholders’ Meeting to be held on August 30.

Cidade de Deus, Osasco, SP, August 28, 2019

Banco Bradesco S.A. Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer

SEAT Asset Bookkeeping System Slip Summary Voting Map (Remote Voting)

Company:	00001 BANCO BRADESCO S. A.
BVMF Meeting Code:	000000000000001804
Type of Meeting:	SPECIAL SHAREHOLDERS’ MEETING
Date of Meeting:	August 30, 2019
Voting Period:	July 31, 2019	Meeting Time:	10:40 a. m.
		Until:	August 23, 2019

Resolution Quorum	Quantity of Shares
	Approve (YES)	Reject (NO)	Abstain
0001 - Appointment of candidates for the fiscal council by minority shareholders holding common shares (the shareholder must fill in this field if it has not filled the general election field). Candidates: [Efetivo] Cargo já preenchido / [Suplente] Genival Francisco da Silva	191,263,627	-	265,680
0002 - (Common Shares) To amend Article 5 of the By- Laws to include reference to the exercise of securities portfolio management, in the categories of fiduciary administrator and asset manager.	191,529,307	-	-
0003 - (Common Shares) To amend Paragraph Three of Article 8 of the By-Laws, improving its wording, without change of concept.	191,529,307	-	-
0004 - (Common Shares) To amend item “s” of Article 9 of the By-Laws, to adjust the duties of the Board of Directors regarding the area of internal controls and risk management, making them in line with the Company’s current practices.	191,529,307	-	-
0005 - (Common Shares) To restate the By-Laws, with the changes mentioned in items 2, 3 and 4 above.	191,529,307	-	-

Banco Bradesco S.A. Shares and Custody Department

Banco Bradesco S.A.	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.